

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April [2], 2002

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
(Exact name of registrant as specified in charter)

Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines
(Address of principal executive offices)



PLDT *News*

Philippine Long Distance Telephone Company
Cash Tender Offers for 8.5% Notes due 2003 and 10.625% Notes due 2004
Early Repurchase Date Extended to May 2, 2002

Manila, Philippines, April 23, 2002 -- Philippine Long Distance Telephone Company ("PLDT") (NYSE: PHI) (PSE: TEL) announced today that it is extending the Early Repurchase Date for its cash tender offers (the "Offers") to purchase any and all of its outstanding 8.5% Notes due 2003 and 10.625% Notes due 2004 (the "Notes") to 5:00 P.M. New York City Time, on May 2, 2002. The extension is offered to permit holders, particularly retail investors, more time to receive a premium for tendering early and waiving their rights to withdraw tendered Notes.

PLDT initiated the Offers on April 11, 2002, and the originally scheduled Early Repurchase Date was April 25, 2002. Each Offer will expire on its originally scheduled date at 5:00 P.M., New York City Time, on May 15, 2002.

PLDT's obligation to accept for purchase, and pay the tender offer consideration, is subject to and conditioned on certain financing and other conditions more fully described in the Offer to Purchase, which is dated April 11, 2002. The Offer to Purchase and related documents provide additional information regarding the pricing, tender, and delivery procedures, as well as conditions of the Offers. These documents may be obtained by contacting MacKenzie Partners, Inc., the information agent for the Offers, at +1 (800) 322-2885 or +1 (212) 929-5500.

Credit Suisse First Boston Corporation ("CSFB") and Morgan Stanley & Co., Incorporated ("Morgan Stanley") are the dealer managers for the Offers. Questions concerning the terms of the Offers may be directed to either CSFB at +1 (800) 820-1653 (inside the United States) or +44 (20) 7883-6748 or +852 2101-6347 (outside the United States) or Morgan Stanley at +1 (800) 223-2440 (ext. 1-2219) (inside the United States) or +44 (20) 7425-8000 or +852 2848-8235 (outside the United States).

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PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups—fixed line, wireless and information and communications technology—PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, wireless, cable and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE: PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies

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This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offers are made only by the Offer to Purchase. Please refer to the Offer to Purchase and related documents for information regarding the pricing, tender, consent and delivery procedures, as well as conditions of the tender offers.

This press release may contain some statements which constitute "forward-looking statements" that are subject to a number of risks and uncertainties that could affect PLDT's business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance.

For more information about PLDT, please refer to: http://www.pldt.com.ph or contact:

Anabelle Chua
Treasurer and Senior Vice President
PLDT
Tel. No.: +632 816-8213
Fax No.: +632 844-9099

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPINE LONG DISTANCE TELEPHONE COMPANY

By /s/ MA. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate Secretary and General Counsel

Date: April 25, 2002